NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 11, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 30, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Midas Inc. and Gearshift Merger Corp., a wholly owned subsidiary of TBC Corporation, which became effective on April 30, 2012, each outstanding share of Common Stock of Midas Inc. not previously tendered was converted into the right to receive cash equal to the $11.50 offer price per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading after the close of trading session on April 30, 2012.